Mail Stop 4561

      March 8, 2007

Glade M. Knight
Apple REIT Eight, Inc.
814 East Main Street
Richmond, Virginia  23219

RE:	Apple REIT Eight, Inc.
Form S-11 filed February 9, 2007
File No. 333-140548

Dear Mr. Knight:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

2. Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

3. Please disclose your website, if applicable.

Cover Page
4. Please revise the heading to disclose the minimum and maximum amount of units to be sold in the offering.
5. We note that your affiliates may, although currently do not expect to, purchase shares to reach the minimum. Please revise the cover page and risk factors to clarify that investors should not expect that the sale of shares to reach the minimum indicates that such sales have been made to investors who have no financial or other interest in the offering, or who otherwise are exercising independent investment discretion.
6. We note your statement that the Series A will terminate if the Series B owners convert their shares and the statement in the cover page risk factors that Mr. Knight was issued 240,000 Series B shares.
Please revise to disclose that currently Mr. Knight, your chairman,
CEO and president, owns all of the B shares so that if he converts his shares investors will have no priority in liquidation and they will suffer dilution.

Investment and Distribution Policy, page 9

7. We note that you intend to make monthly distributions commencing after the first full month following the closing of the minimum offering. We also note your subsequent risk factor disclosure that due to the time lag between the closing of the minimum and the investment of the proceeds in properties, there may not immediately be operating cash flow. Please include disclosure regarding your policy with respect to the sourcing of distributions from offering proceeds or indebtedness.

Unit Redemption Program, page 11

8. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and
Hines Real Estate Investment Trust, Inc. (Letter dated June 4,
2004).
To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division`s Office of Mergers and Acquisitions.

Risk Factors, page 13

9. Please include a risk factor regarding the dilutive impact of the
$10.50 offering to investors that purchase shares at $11.00.

There is a possible lack of diversification and our shareholders may recognize a lower return due to the minimum size of our offering, page 21
10. Because you are discussing the minimum funds that may be invested in properties, please revise your statement that you will be funded with contributions of not less than $50 million to reflect the proceeds that will be available to you to invest, that is, $44.2 million.

We may be unable to make distributions to our shareholders, page
23

11. Please include a separate risk factor to disclose the likelihood that your initial distributions will be sourced from offering proceeds or indebtedness. Please disclose the dilutive impact on investors that purchase shares after these distributions are made.

Use of Proceeds, page 34
12. With a view toward disclosure, please tell us why offering expenses may increase by over $4 million if the maximum amount is raised. In this connection, please tell us whether this amount consists primarily of printing fees since you have incurred the maximum amount of filing and registration fees and we do not note disclosure of any contingent legal or accounting fees.

Transactions with Affiliates and Related Parties, page 43

13. Please include the disclosure required by Item 404(b) of Regulation S-K.

Distributions Policy, page 52

14. Please disclose your policies regarding the source of distributions, including your ability to source distributions from offering proceeds.

Business Strategies, page 53

15. Please include disclosure regarding the percentage of hotels owned or acquired that are full service or select -service, and provide disclosure regarding any material geographic concentrations.
In addition, please disclose that Apple REIT Five, Six and Seven have only invested in Marriott and Hilton franchises.

16. Please disclose if accurate that Apple REIT Seven, which targets hotels and apartments, has not purchased any apartments since it commenced operations.

Officer Compensation, page 61

17. We note that pursuant to a cost-sharing agreement between you and certain of the prior programs, you will be allocated a portion of the salaries of your executive officers and directors. Please advise us whether you intend to provide required Item 402 of Regulation S-K disclosure in your future 1933 Act and 1934 Act filings.

Apple REIT Seven, page 69

18. Please disclose the percentage of the portfolio that consists of full service hotels and select-service hotels. In addition, please brief describe any material geographical concentrations.

Experience of Prior Programs, page 111

Table I
19. Please revise to disclose why you have indicated N/A in connection with Apple REIT Seven for the line item for months to invest 90% of proceeds.
20. Please explain the items you have included in the line item for
"prepaid items and fees to purchase property" and those you have included in "acquisition fees?"

Table II
21. The dollar amount raised for Apple REIT Six is inconsistent with
Table I.
22. Please revise to include data for "cash generated from operations before deducting payments to Prior Program Sponsor" for all programs identified.

Table III

23. Please provide information as of December 31, 2006.

24. In the third column for 2002 Cornerstone, it appears that the "cash generated after cash distributions" and the "cash generated after cash distributions and special items" should be negative.
Please revise or advise.

Table V

25. Please revise the last column to disclose the excess
(deficiency)
of property operating cash receipts over cash expenditures. It appears that the current figures provided reflect the gain/loss on sale which is a calculation of the penultimate column subtracted from the eighth column.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yolanda Crittendon, Staff Accountant at 202-551-3472 or Cicely LaMothe, Accounting Branch Chief, at 202-551-
3413
if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3495 with any other questions.

      Sincerely,



Elaine Wolff
Branch Chief


cc:	Martin Richards, Esq.

Glade M. Knight
Apple REIT Eight, Inc.
March 8, 2007
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